Exhibit 99.23

MAVERIX ANNOUNCES STOCK OPTION AND SHARE GRANTS

April 03 2019, Vancouver, British Columbia — Maverix Metals Inc. (the “Company” or “Maverix”) (TSX-V: MMX) announces its intention to grant (i) stock options to purchase up to an aggregate of 1,800,000 common shares, exercisable for a period of five years from the date of the grant at an exercise price of C$2.59 per common share, and (ii) an aggregate of up to 220,000 common shares.

The stock options will be granted to officers, employees, and consultants of the Company under the terms of the Company’s stock option and compensation share plan and are subject to regulatory approval.

About Maverix

Maverix is a gold royalty and streaming company. Maverix’s mission is to provide its shareholders with significant low risk leverage to precious metal prices and to increase underlying per share value by expanding its portfolio with acquisitions of high-quality royalties and streams that offer robust returns.

For further information, please contact:

Maverix Metals Inc.

Daniel O’Flaherty

President and CEO

(604) 343-6225

Email:      info@maverixmetals.com

Website:  www.maverixmetals.com

NEITHER THE TSX VENTURE EXCHANGE (“TSX-V”) NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX-V) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.